Exhibit 99.4

CNOOC Limited
(中國海洋石油有限公司)

(根據公司條例在香港註冊成立的有限責任公司)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(股份代碼：00883)

(Stock Code: 00883)

NOTIFICATION LETTER 通知信函

20 October 2020

Dear Non-registered holder[1],

CNOOC Limited (the "Company")
– Notice of publication of Circular, Notice of Extraordinary General Meeting and Proxy Form ("Current Corporate Communications")

The Company's Extraordinary General Meeting will be held at 3:00 p.m. on 20 November 2020 at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.cnoocltd.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor Relations" on the home page of our website, then selecting "Name of document" under "Announcement" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.cnoocltd.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,
By order of the Board
CNOOC Limited
Wu Xiaonan
Joint Company Secretary

Note: (1) This letter is addressed to Non-registered holders ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國海洋石油有限公司（「本公司」）
– 通函、股東特別大會通告及委任表格（「本次公司通訊文件」）之發佈通知

本公司之股東特別大會將於二零二零年十一月二十日下午三時整假座香港中環法院道太古廣場港島香格里拉大酒店舉行。本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「公告」項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
武小楠
謹啟

2020 年 10 月 20 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-20102020-1(21)

C C S 79 88 CN O H_N RH Request Form 妉妉圦圦 To: CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor , Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong 妉 ㄆ ᳫᳫᳫᳫᳫᳫ㛷㛷㛷㛷 ヴΕ 㗪㛷㛷 Ζヵ ヴ 佟佟佟唝 ㄆ 00883 ヵ ḍ㠠㠠榀榀⏫⏫㠠㠠㠠㠠 㠠㠠榀榀榀榀⤎㕛 傈 183 噆 噆噆Ḕ Ḕ 17M 㧺 I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below: 㜓⏫ ・ ㇸㇸㇸㇸㇸṳㇸㇸㇸ斊 斊 岛㠠㠠Ḳ㠠㠠态㜓㜓㜓 * ヴΕ 㠠㠠态㜓㜓㜓 Ζヵㄆ (Please mark ONLY ONE ヴ X ヵ of the following boxes) ( 媲媲ṳㇸ柬㒮Ḕ ヸ €㠠€Ḕ ᵊᲾᲾ 圦 ⅎ ⅎ 勘 Ε X Ζ 噆 ) to receive the printed English version of all Corporate Communications ONLY; OR €斊斊 㠠 㠠 态 㜓㜓㜓 Ḳ 冯 㗪 摡摡㗪 ㄇ ピ to receive the printed Chinese version of all Corporate Communications ONLY; OR €斊斊 㠠 㠠 态 㜓㜓㜓 Ḳ ᳫ 㗪 摡摡㗪 ㄇ ピ to receive both printed English and Chinese versions of all Corporate Communications. ⏳ṳ斊 斊 㠠 㠠 态㜓㜓 㜓Ḳ 冯㗪⟥ᳫ㗪 摡摡 㗪 Ώ Contact telephone number 伭伭妉妉 唝 佟 Signature(s) 䫻⋋ Notes ḍ 㠠 ㄆ 1. 2. 3. 4. 5. Please complete all your details clearly. 媲 斊 ṳ 斊斊 媲 媲 ⎱ 㠠㉼斊 Ώ This letter is addressed to Non - registered holders (“Non - registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). 㭋态㜓 㭋 㭋㜓 㠠 㠠Ḳ ⏫⏫ ⏫⏫㠠⏫ (“ ⏫ ⏫⏫ ⏫ 㠠⏫ ” ㋮傈傈 ㋮ ㋮⯮ Ḕ ㋮㋮ ㋮⤎ ⎱斊㋮ ㋮ 㠠⏫ ㋮ ㇽ㠠 㠠 ヸ 忶忶㠠 㠠 Ḕ㋮ ㋮ ㋮㠠 㠠㠠 㠠忶ṳ 㭋 㜓㠠 㠠 Ḳ忶 态 Ḳ ヸ ㇸㇸ 斊 ⷳ㠠 㠠 态㜓 ) Ḳ 忶 Ώ Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. ⥩㠠㜓 塏 塏⥩ 忶 ⥩忶 ṳᷧ 柬㒮 Ύ ㇽ ㇽ㠠 ⥩ 忶柬 㒮 Ύ ㇽㇽ㠠 䰤 ㇽ Ύ ㇽ 㠠€ ㇽㇸ 媲媲ㇽ 忶 㘩ᷴ ヸ ␍㜓 塏塏 ⯮⤎⥩ ∮ Ώ The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company. 勘ᷱ㋮ ㋮ 媲ḍ ⯮ Ḳ㋮ ㋮ 斊ṳ Ḳ ⎱㠠 㠠 㠠态 㜓 ヸ 䛛 徍 斊ṳ 态 Ḳ㜓 㠠㠠 Ḳ㠠㠠 榀 榀⏫ ⏫ 榀㠠 㠠榀 榀⏫⏫ 㠠 㠠㠠 㠠 榀⅓ Ḳ⭰ ⭰ㇽ㠠 ⥩ ṳỢ ⁃ ⁃⏫ 㠠㜓 㠠㠠㠠 傈 傈 Ώ For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 榀䂡㋮ ⥩ ヸ 㠠 ⥩ 㠠㜓 媲 媲塏塏 勘 㠠Ợ ⅓ ㋮㋮ ヸ 㜓㠠㠠 ⯮ 忶㋮ 榀 㜓 Ώ PERSONAL INFORMATION COLLECTION STATEMENT 摡 ㏴ Ჾ ⋂ㅓ摡㏴㏴ (i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”). 㜓㔝㔝 Ḕ ⎱㋮ 㠠 Ε ᷧ⏫ ㉼斊 Ζ ⅞㠠 㠠 㠠㕛㠠 ⅞ 486 䫇 Γ ᷧ ⏫ ㉼斊 ヴ 䦨 䦨 ヵ 㠠 㠠 Δ ヴ ΕΓ 䦨 䦨 㠠 㠠 Δ Ζ ヵ Ḕ Ε ᷧ ⏫ ㉼ 斊 Ζ 㠠䙫䙫 Ώ (ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form. 斊ṳ斊 斊 斊㭋 Ḕ ḔḔ Ḕ ḔḔ㠠 㠠 㠠㠠 ㎷ ㎷ᷧ ⏫ ㉼斊 Ώ 勌 斊 ṳ ㇽ斊 ㎷ ㎷斊⤇ ㉼ 斊 ヸ Ḕ ḔḔ Ḕ ḔḔ㠠 㠠 㠠㠠 媲 斊⏖ 㕛 榀 㜓 斊 ṳ㠠 㜓 塏塏 勘 ⎱ᷱ㠠 ㋮ ㋮⤎ ╱ ㇽ奨 奨 Ώ (iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes. ḔḔḔḔ Ḕ Ḕ㠠㠠 㠠㠠 媲⏖㠠⥩ ⎱ ⏖㔝㠠 ḍ ⏖ ヸ ⯮ 斊ṳ 㠠 ᷧ⏫㉼ 斊 ⎱⎱ㇽ斊 斊 斊ḔḔ ḔḔ ḔḔ㠠㠠 㠠 㠠㠠ḍ 䙫㠠 㠠 Ύ 傈傈 忶 傈⏫⏫ 榀 Ύ ⤎ ╱ ㇽ€ ㇽ 㠠㠠ㇽ ㇽㇽ ヸ ḍ⯮㠠 媲 媲 徍 徍敺敺 敺 敺ᷧ ⏫ ㉼斊 ⥩ 敺敺⤎ 敺 敺ḍ ⏖ Ώ (iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO . Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17 M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong . 斊ṳ㠠斊㠠㠠 Γ 䦨䦨 㠠 㠠 Δ 㠠㠠㜓敲敲⤎ ╱ ㇽ ㇽ ㇽ 斊ṳ㠠ᷧ⏫㉼ 斊 Ώ 㠠⥩敺敺敲敲⤎ ╱ ㇽ ㇽㇽᷧ⏫㉼斊㠠奨奨 ㇽ 㮲ㇸ⅓媲ㇸㇸ㭋㠠㠠 榀 榀⏫⏫㠠㠠㠠㠠 ヴ 榀 榀 榀㠠㠠榀榀榀榀⤎ 㕛 傈 183 噆噆 噆 Ḕ Ḕ 17M 㧺 ヵ 㠠 ᷧ⏫ ㉼ 斊 䦨 䦨媲㠠 ㎷ 忶 Ώ *Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. 20102020 1 21

CCS7988 CNOH_NRH 㠠㠠态㜓㜓㜓⅓⅓ ⅓ 忶㠠⯮ ㄆ (a) ㉦㉦⤎ 告 ⤎ Ύ ṳ⹛⹛⹛告塏 ⹛ ⏳敺⹛⹛告⤎⤎⥩ 媲 ḍ ヸ ⹛⹛岈奨告⤎ ㄇ (b) Ḕ徍 告 ⤎⤎⥩媲ḍ ヸ Ḕ徍岈奨告⤎ ㄇ (c) ⤎ 㛪态⤎ ㄇ (d) 勘ᷱ㜓 㜓 ㄇ (e) 态 态 ㄇ ⤎ (f) ⤎㠠 傈 塏 塏塏 Ώ